December 20, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attn: Jan Woo

Re:	Exeo Entertainment, Inc.

Registration Statement on Form S-1

Filed August 16, 2013

File No: 333-190690

Dear Ms. Woo:

Below are the responses of Exeo Entertainment, Inc. (the “Company”) to your letter dated December 11, 2013 in connection with the above-referenced filing.

Management

Involvement in Certain Legal Proceedings, Page 34

1.	You disclose on page 34 that no director, person nominated to become a director, executive officer, promoter or control person of your company has, during the last five years been subject to the legal proceeding you describe on page 34. We note, however, that the amended Form 10 filed by Digital Extreme Technologies, Inc. on April 13, 2011 indicates that there has been at least one Order to Cease and Desist against Robert Amaral and Jeffrey Weiland, the two officers of Exeo Entertainment, Inc., by state securities regulatory agencies. Item 401(f) of Regulation S-K requires the disclosure of certain legal proceedings within the past ten years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the registrant. Revise the prospectus to disclose the required information regarding legal proceedings that occurred within the last ten years pursuant to Item 401(f) of Regulation S-K and to provide appropriate risk factor disclosure, or advise us why you believe that this disclosure is not required.

Response: We have added a disclosure on page 34 of the filing setting forth the facts and circumstances surrounding the Orders to Cease and Desist. One order issued by the Securities Division of the State of South Dakota was vacated and the other issued by the Securities Division of the State of Pennsylvania has resulted in no further action against Digital Extreme Technologies, Inc. nor Mr. Amaral and Mr. Weiland after discussions with the assigned enforcement officer in 2010, as further explained in the revised disclosure. Based on management’s belief and understanding that these matters have been resolved, we do not believe an additional risk factor is necessary.

4478 Wagon Trail Ave · Las Vegas, NV 89118 · Phone 702-361-3188 · Fax 702-361-4359

Jeff Weiland

Please let us know if you have any further comments or questions.

Respectfully submitted,

/s/Robert Scott Amaral

Chief Executive Officer

2